Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Years Ended December 31,
(dollars in thousands)	2014		2013		2012		2011		2010

Earnings:
Income before income taxes	$86,216		$75,325		$56,172		$38,289		$25,755
Fixed charges, excluding preferred stock dividend requirement	13,095		12,504		14,414		20,077		19,832
Total earnings including fixed charges (a)	$99,311		$87,829		$70,586		$58,366		$45,587

Fixed charges:
Interest on deposits	$9,638		$10,614		$12,057		$17,248		$16,886
Interest on customer repurchase agreements and federal funds purchased	143		254		325		685		731
Interest on short-term borrowings	31		—		3		—		27
Interest on long-term borrowings deposits	3,283		1,636		2,029		2,144		2,188
Preferred stock dividend requirements (pre-tax)	976		907		901		2,356		2,009
Total fixed charges (b)	$14,071		$13,411		$15,315		$22,433		$21,841

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax) (a/b)	7.06	x	6.55	x	4.61	x	2.60	x	2.09	x

Earnings, excluding interest on deposits:
Total earnings including fixed charges	$99,311		$87,829		$70,586		$58,366		$45,587
Less interest on deposits	9,638		10,614		12,057		17,248		16,886
Total earnings excluding interest on deposits (c)	$89,673		$77,215		$58,529		$41,118		$28,701

Fixed charges, excluding interest on deposits:
Total fixed charges	$14,071		$13,411		$15,315		$22,433		$21,841
Less interest on deposits	9,638		10,614		12,057		17,248		16,886
Total fixed charges, excluding interest on deposits (d)	$4,433		$2,797		$3,258		$5,185		$4,955

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits (c/d)	20.23	x	27.61	x	17.96	x	7.93	x	5.79	x